                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
      For the fiscal year ended December 31, 1995

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                           Commission File No. 18202


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     ValliCorp Retirement and Savings Plan
                     -------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ValliCorp Holdings, Inc.
                            8405 North Fresno Street
                            Fresno, California 93720

VALLICORP RETIREMENT AND
SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 1995 and 1994,
Supplemental Schedules as of and for the Year Ended December 31, 1995, and
Independent Auditors' Report

VALLICORP RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS - AS OF AND FOR THE
 YEARS ENDED DECEMBER 31, 1995 AND 1994:

 Statement of Net Assets Available for Benefits
   with Supplemental Information by Fund as of
   December 31, 1995                                               2

 Statement of Net Assets Available for Benefits
   with Supplemental Information by Fund as of
   December 31, 1994                                               3

 Statement of Changes in Net Assets Available for Benefits
   with Supplemental Information by Fund as of
   December 31, 1995                                               4

 Statement of Changes in Net Assets Available for Benefits
   with Supplemental Information by Fund as of
   December 31, 1994                                               5

 Notes to Financial Statements                                   6-9

SUPPLEMENTAL SCHEDULES - FOR THE YEAR ENDED
 DECEMBER 31, 1995:

 Item 27a - Schedule of Assets Held for Investment Purposes       10

 Item 27d - Schedule of Reportable (5%) Transactions              11

[LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors of ValliCorp Holdings, Inc.
(as Plan Administrator) for
ValliCorp Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of ValliCorp Retirement and Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

July 19, 1996

VALLICORP RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                   Supplemental Information by Fund
                                          -----------------------------------------------------------------------------------
                                            Non-participant                                 Participant Directed
                                                                          ---------------------------------------------------
                                                Directed
                                          --------------------                                 Strong        Dreyfus
                                               ValliCorp                     ValliCorp       Government        New
                                                Common                        Common         Securities      Leaders
                                                 Stock                        Stock             Fund          Fund

ASSETS

INVESTMENTS:
  At fair value                                $625,810                      $1,469,292      $476,094        $737,140
  Participant notes receivable                        -                               -             -               -
                                               --------                      ----------      --------        --------

           Total investments                    625,810*                      1,469,292*      476,094*        737,140*

CONTRIBUTIONS
  RECEIVABLE:
    Employer                                     35,000                          27,367         9,370          12,934
    Employee                                          -                           9,394         3,218           4,518

INVESTMENT INCOME
  RECEIVABLE                                        140                             342         2,310               -
                                               --------                      ----------      --------        --------
TOTAL ASSETS                                    660,950                       1,506,395       490,992         754,592

LIABILITIES                                           -                          30,233         3,913           7,909
                                               --------                      ----------      --------        --------
NET ASSETS AVAILABLE
  FOR BENEFITS                                 $660,950                      $1,476,162      $487,079        $746,683
                                               ========                      ==========      ========        ========

                                                    Supplemental Information by Fund
                                ---------------------------------------------------------------------------
                                                          Participant Directed
                                ---------------------------------------------------------------------------

                                Invesco         Pacifica           FICA
                                 Total           Equity         Short-Term      Templeton
                                Return           Value            Income         Foreign        Participant
                                 Fund             Fund             Fund           Fund             Loans            Total

ASSETS

INVESTMENTS:
  At fair value                 $707,695        $1,096,133      $767,798        $895,519         $      -         $6,775,481
  Participant notes receivable         -                 -             -               -          170,205            170,205
                                --------        ----------      --------        --------         --------         ----------

           Total investments     707,695*        1,096,133*      767,798*        895,519*         170,205          6,945,686

CONTRIBUTIONS
  RECEIVABLE:
    Employer                      11,690            18,661        10,772          14,851                -            140,645
    Employee                       4,420             6,964         3,624           5,414                -             37,552

INVESTMENT INCOME
  RECEIVABLE                           -                 -         3,930          15,633                -             22,355
                                --------        ----------      --------        --------         --------         ----------
TOTAL ASSETS                     723,805         1,121,758       786,124         931,417          170,205          7,146,238

LIABILITIES                        6,107            14,162         5,122          26,300                -             93,746
                                --------        ----------      --------        --------         --------         ----------
NET ASSETS AVAILABLE
  FOR BENEFITS                  $717,698        $1,107,596      $781,002        $905,117         $170,205         $7,052,492
                                ========        ==========      ========        ========         ========         ==========

* Represents individual investment in excess of 5% of net assets available for benefits at the end of the Plan year.

See notes to financial statements.

VALLICORP RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994

- --------------------------------------------------------------------------------------------------------------

                                                           Supplemental Information by Fund
                                          --------------------------------------------------------------------
                                           Non-participant
                                              Directed                      Participant Directed
                                          -----------------     ----------------------------------------------
                                              ValliCorp          ValliCorp             Fixed
                                               Common             Common               Income         Balanced
ASSETS                                          Stock              Stock                Fund            Fund
INVESTMENTS:
  At fair value                              $586,443             $702,954           $        -       $929,721
  At contract value                                 -                    -            1,701,366              -
  Participant notes receivable                      -                    -                    -              -
                                             --------             --------           ----------       --------

           Total investments                  586,443*             702,954*           1,701,366*       929,721*

CONTRIBUTIONS RECEIVABLE:
  Employer                                     31,450               12,693               29,815         11,914
  Employee                                          -               13,033               14,055         11,493

INVESTMENT INCOME
  RECEIVABLE                                        -                    -                    -              -

CASH                                           18,869               12,898               17,611              -
                                             --------             --------           ----------       --------
TOTAL ASSETS                                  636,762              741,578            1,762,847        953,128

LIABILITIES                                     2,678               11,692               13,005         12,848
                                             --------             --------           ----------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS                                   $634,084             $729,886           $1,749,842       $940,280
                                             ========             ========           ==========       ========

                                                              Supplemental Information by Fund
                                             -------------------------------------------------------------------
                                                                    Participant Directed
                                             -------------------------------------------------------------------
                                              Common             Aggressive             Money
                                               Stock               Stock                Market       Participant
ASSETS                                         Fund                 Fund                 Fund           Loans          Total
INVESTMENTS:
  At fair value                              $912,724             $324,018             $590,312        $     -      $4,046,172
  At contract value                                 -                    -                    -              -       1,701,366
  Participant notes receivable                      -                    -                    -         91,153          91,153
                                             --------             --------             --------        -------      ----------

           Total investments                  912,724*             324,018*             590,312*        91,153*      5,838,691

CONTRIBUTIONS RECEIVABLE:
  Employer                                     15,197                8,599                    -              -         109,668
  Employee                                     14,927                7,691                    -              -          61,199

INVESTMENT INCOME
  RECEIVABLE                                        -                    -                    -              -               -

CASH                                            4,849                3,817                    -              -          58,044
                                             --------             --------             --------        -------      ----------
TOTAL ASSETS                                  947,697              344,125              590,312         91,153       6,067,602

LIABILITIES                                    16,658                3,898                    -              -          60,779
                                             --------             --------             --------        -------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                                   $931,039             $340,227             $590,312        $91,153      $6,006,823
                                             ========             ========             ========        =======      ==========

* Represents individual investment in excess of 5% of net assets available for benefits at the end of the Plan year.

See notes to financial statements.

VALLICORP RETIREMENT AND SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------


                                                                       Supplemental Information by Fund
                                                  -------------------------------------------------------------------------------
                                                  Non-participant                          Participant Directed
                                                                    --------------------------------------------------------------
                                                  Directed
                                                  -----------------                      Strong         Dreyfus        Invesco
                                                  ValliCorp          ValliCorp         Government         New           Total
                                                   Common             Common           Securities       Leaders         Return
                                                    Stock              Stock             Fund            Fund            Fund

ADDITIONS:
  Investment income:
    Interest and dividend income                  $ 15,764          $   24,913          $ 17,438         $ 58,173        $ 16,298
    Net realized and unrealized
      appreciation (depreciation)                  (88,813)           (165,762)           22,083           64,335          66,187
    Other income                                         -               2,455               250            1,136             536
  Contributions:
    Employee                                             -             272,694            89,910          124,443         111,114
    Employer                                       155,000             117,749            39,125           53,841          48,330
  Rollovers from qualified plans                         -              34,251             4,707           21,737           9,425
                                                  --------          ----------          --------         --------        --------
           Total additions                          81,951             286,300           173,513          323,665         251,890

DEDUCTIONS:
  Benefit payments                                  55,224              83,309            65,905           56,934          66,919
  Administrative expenses                                -               7,504             1,718            2,713           2,563
                                                  --------          ----------          --------         --------        --------
           Total deductions                         55,224              90,813            67,623           59,647          69,482

NET TRANSFERS BETWEEN FUNDS:
  Transfers between funds                              139             (27,195)           21,740           12,742          (6,801)
  Transfers to First Interstate Bank                     -             577,984           359,449          469,923         542,091
                                                  --------          ----------          --------         --------        --------
           Total transfers                             139             550,789           381,189          482,665         535,290
                                                  --------          ----------          --------         --------        --------
NET INCREASE (DECREASE)                             26,866             746,276           487,079          746,683         717,698

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF
  PERIOD                                           634,084             729,886                 -                -               -
                                                  --------          ----------          --------         --------        --------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF PERIOD                       $660,950          $1,476,162          $487,079         $746,683        $717,698
                                                  ========          ==========          ========         ========        ========

                                                                Supplemental Information by Fund
                                          -------------------------------------------------------------------------
                                                                    Participant Directed
                                          -------------------------------------------------------------------------
                                                Pacifica       FICA
                                                 Equity     Short-Term   Templeton
                                                 Value        Income      Foreign     Participant    Prior Year
                                                  Fund         Fund         Fund         Loans         Funds            Total

ADDITIONS:
  Investment income:
    Interest and dividend income               $  57,254   $  35,371     $ 59,894     $  9,090     $  51,728        $  345,923
    Net realized and unrealized
      appreciation (depreciation)                 65,031           -      (17,554)           -             -           (54,493)
    Other income                                   1,729         164        1,787            -             -             8,057
  Contributions:
    Employee                                     204,960     117,641      172,130            -             -         1,092,892
    Employer                                      84,426      49,420       70,390            -             -           618,281
  Rollovers from qualified plans                  35,315         456       21,446            -             -           127,337
                                               ---------   ---------     --------     --------   -----------        ----------
           Total additions                       448,715     203,052      308,093        9,090        51,728         2,137,997

DEDUCTIONS:
  Benefit payments                                75,293     477,064       88,143        3,189        95,595         1,067,575
  Administrative expenses                          4,024       2,822        3,409           -              -            24,753
                                               ---------   ---------    --------     --------    -----------       ----------
           Total deductions                       79,317     479,886       91,552        3,189        95,595         1,092,328

NET TRANSFERS BETWEEN FUNDS:
  Transfers between funds                        (36,169)     43,274      (29,420)      73,151       (51,461)                -
  Transfers to First Interstate Bank             774,367   1,014,562      717,996            -    (4,456,372)                -
                                               ---------   ---------     --------     --------   -----------        ----------
           Total transfers                       738,198   1,057,836      688,576       73,151    (4,507,833)                -
                                               ---------   ---------     --------     --------   -----------        ----------

NET INCREASE (DECREASE)                        1,107,596     781,002      905,117       79,052    (4,551,700)        1,045,669

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF
  PERIOD                                               -           -            -       91,153     4,551,700         6,006,823
                                               ---------   ---------     --------     --------   -----------        ----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF PERIOD                   $1,107,596   $ 781,002     $905,117     $170,205   $         -        $7,052,492
                                              ==========   =========     ========     ========   ===========        ==========



See notes to financial statements.

VALLICORP RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Supplemental Information by Fund
                                                               --------------------------------------------------------------------
                                                               Non-participant
                                                                 Directed                 Participant Directed
- -----------------------------------------------------------------------------------------------------------------------------------
                                                               ValliCorp        ValliCorp          Fixed
                                                                 Common           Common          Income         Balanced
                                                                 Stock            Stock            Fund            Fund
ADDITIONS:
 Investment income:
   Interest income                                          $          -      $           -     $   108,676      $        -
   Net realized and unrealized appreciation
      (depreciation)                                             143,593             99,360               -         (65,819)
  Contributions:
    Employee                                                           -            132,248         203,090         151,706
    Employer                                                     120,850             66,202         102,075          70,436
  Rollovers from other qualified plans                                 -                758          74,401           1,647
                                                             -----------        -----------     -----------        --------
           Total additions                                       264,443            298,568         488,242         157,970

DEDUCTIONS:
  Benefit payments                                                74,811             14,259         225,508          69,901
  Administrative expenses                                          7,213              8,119          34,510          18,755
                                                             -----------        -----------     -----------       ---------
           Total deductions                                       82,024             22,378         260,018          88,656

NET TRANSFERS BETWEEN FUNDS:
  Transfers between funds                                              -            297,344         239,138         158,824
  Transfers resulting from Plan merger (Note 1)                        -                  -               -               -
                                                              -----------        ----------     -----------       ---------
           Total transfers                                             -            297,344         239,138         158,824

NET INCREASE (DECREASE)                                           182,419           573,534         467,362         228,138

NET ASSETS AVAILABLE FOR BENEFITS
 AT BEGINNING OF PERIOD                                           451,665           156,352       1,282,480         712,142
                                                              -----------        ----------     -----------       ---------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF PERIOD                                               $634,084          $729,886      $1,749,842        $940,280
                                                                 ========          ========      ==========        ========


                                                                                   Supplemental Information by Fund
                                                       ----------------------------------------------------------------------------
                                                                                          Participant Directed
                                                       ----------------------------------------------------------------------------
                                                          Common         Aggressive      Money
                                                          Stock            Stock         Market         Participant
                                                          Fund             Fund           Fund             Loans          Total
ADDITIONS:
 Investment income:
    Interest income                                    $        -        $       -       $   -          $   6,146      $   114,822
    Net realized and unrealized appreciation
      (depreciation)                                       (8,758)           2,145           -                  -          170,521
  Contributions:
    Employee                                               173,898          91,090           -                  -          752,032
    Employer                                                82,389          44,339           -                  -          486,291
  Rollovers from other qualified plans                         702             642           -                  -           78,150
                                                         ---------        --------     --------         ----------      ----------
             Total additions                               248,231         138,216           -              6,146        1,601,816

DEDUCTIONS:
  Benefit payments                                          40,829          50,291           -                  -          475,599
  Administrative expenses                                   15,281           5,411           -                  -           89,289
                                                         ---------        --------     --------         ----------      ----------
             Total deductions                               56,110          55,702           -                  -          564,888

NET TRANSFERS BETWEEN FUNDS:
  Transfers between funds                                  169,917         104,381     (984,469)          14,865                 -
  Transfers resulting from Plan merger (Note 1)                  -               -      590,312                -           590,312
                                                         ---------        --------     --------         ---------       ----------
          Total transfers                                  169,917         104,381     (394,157)          14,865           590,312

NET INCREASE (DECREASE)                                    362,038         186,895     (394,157)          21,011         1,627,240

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF PERIOD                                   569,001         153,332      984,469           70,142         4,379,583
                                                        ----------       ---------   ----------         --------        ----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF PERIOD                                        $931,039        $340,227    $ 590,312          $91,153        $6,006,823
                                                          ========        ========    =========          =======        ==========


See notes to financial statements.

VALLICORP RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.   PLAN MERGER

Effective December 16, 1994, the Company acquired Mineral King Bancorp, Inc. together with its wholly-owned subsidiary, Mineral King National Bank (Mineral
King). In connection with the acquisition, the Company merged the Mineral King National Bank 401(k) Plan into the ValliCorp Retirement and Savings Plan. These financial statements include transfers of assets and liabilities on December 31, 1994, from the merged plan. All Mineral King participant accounts were 100% vested upon transfer into the Plan.

Subsequent to December 31, 1995, ValliCorp Holdings, Inc. (the "Company") acquired El Capitan Bancshares, Inc. and CoBank Financial Corporation together with their subsidiaries El Capitan National Bank and Commerce Bank of San Luis Obispo, N.A. The El Capitan Bancshares, Inc. Profit Sharing Plan was merged with the Plan effective February 2, 1996. Effective March 22, 1996, the CoBank Financial Corporation Profit Sharing Plan will be terminated and participants will have the opportunity to rollover their accounts into the Plan. The accompanying Plan financial statements do not reflect any impact of these mergers.

SUBSEQUENT PLAN AMENDMENTS - In conjunction with the El Capitan Bancshares, Inc. and CoBank Financial Corporation mergers during 1996 as discussed above, amendments were made to the Plan to incorporate employees of the former companies. For former El Capitan employees who became employees of the Company on or about February 2, 1996, the six-month length of service period discussed above was changed to three months. For former CoBank Financial Corporation employees who became employees of the Company on or about March 22, 1996, the six-month length of service discussed above shall include service with the CoBank Financial Corporation earned during the six-month period immediately preceding the date such entity was acquired by the Company.

2.   DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

ORGANIZATION OF THE PLAN - The Plan, which is a defined contribution plan, is comprised of three traditional benefit plan structures combined into one overall plan to provide the employees of the Company with retirement benefits. The Plan is structured as follows:

401(k) Pre-Tax Contributions - Participants may contribute from 1% to 10% of their annual compensation, as defined, subject to certain limitations prescribed by the Internal Revenue Code (the "Code"). The Company matches the employees' contributions up to 2% of their compensation. Participants may self-direct their contributions and related matching contributions from the Company into any of the various investment vehicles offered by the Plan.

After-Tax Contributions - In addition, the Plan allows participants to contribute the lesser of 10% of their eligible compensation or 16% of their eligible compensation less the pre-tax contribution election under the 401(k) provisions of the Plan, subject to certain limitations prescribed by the Code. These contributions are not excludable from participant taxable income though investment income earned on these contributions is not taxed until it is withdrawn from the participant's account. The Company makes a matching contribution equal to 60% of the participant's after-tax contribution, up to 5% of the participant's annual compensation. All after-tax contributions are self-directed.

Employee Stock Ownership Contributions - The Plan also allows the Company to make contributions of its stock, as determined annually by its Board of Directors. Contributions are allocated to participant accounts based on the ratio of the participant's eligible compensation to the aggregate eligible compensation of all participants of the Plan.

ELIGIBILITY - Employees are eligible to participate at the next plan entry date after they have completed six months or 1,000 hours of service. At such entry date, employees are eligible to participate in the 401(k) and After-Tax Plans. Employees are eligible for the Employee Stock Ownership Plan after the entry date for Plan years where they have earned 1,000 hours of service and are employed at year-end (not including employees who die, become disabled or incur a termination of employment after normal retirement date). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).

VESTING - Participants are immediately vested in employee and employer contributions upon entry into the Plan.

LOANS TO PARTICIPANTS - Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balance (excluding the Employee Stock Ownership contributions). Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest rates ranging from 7% to 9.5%.

PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

PAYMENT OF BENEFITS - Upon termination of services, participants may elect to receive a lump sum distribution equal to the value of the participant's account, a single or joint life annuity, or an installment distribution over a fixed period of time. Participants may take all or a portion of after-tax contributions in lump sum distributions at any time. If participants take distributions from after-tax contributions, they will not be allowed to contribute to the after-tax accounts for twelve months. Under the Employee Stock Ownership Plan, participants may elect to receive the distribution in cash or Company stock in a lump sum or in five annual installments. At December 31, 1995 and 1994, the amounts of benefit claims payable to retired and terminated participants were $36,680 and $95,501, respectively. Such amounts are deducted from Plan net assets when paid.

3.   ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared in accordance with generally accepted accounting principles using the accrual basis of accounting.

ADMINISTRATIVE EXPENSES - All significant administrative expenses are paid by the Plan.

INVESTMENT VALUATION - The Plan's investments are stated at fair value except for the Fixed Income Fund which was recorded at contract value. Fair value is determined based on quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

INCOME TAX STATUS - The Plan obtained its latest determination letter dated December 22, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

PAYMENT OF BENEFITS - Benefits are recorded when paid.

RECLASSIFICATIONS - Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 presentation.

4.   INVESTMENTS

On January 1, 1995, the custodian for the Plan was changed from the Equitable Life Insurance Company to First Interstate Bank Retirement Investment Services (First Interstate Bank). The amount transferred between custodians has been separately disclosed in the Statement of Changes in Net Assets Available for Benefits.

Following is a brief description of the Plan's participant directed investment options at December 31, 1995 as described in the prospectus for each fund:

  VALLICORP COMMON STOCK - This fund invests in the common stock of the Company. The stock transactions are effected by an independent broker.

  STRONG GOVERNMENT SECURITIES FUND - This fund invests primarily in U.S. government securities.

  DREYFUS NEW LEADERS FUND - This fund invests primarily in the common stocks of domestic and foreign issuers.

  INVESCO TOTAL RETURN FUND - This fund is designed for reasonably consistent returns by investing in a combination of equity securities and fixed income securities.

  PACIFICA EQUITY VALUE FUND - This fund is designed to provide long-term capital appreciation by investing primarily in common stocks of both domestic and foreign companies

  FICA SHORT-TERM INCOME FUND - This fund is a money market fund.

  TEMPLETON FOREIGN FUND - This fund seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the U.S.

Following is a brief description of the Plan's participant directed investment options at December 31, 1994 as described in the prospectus for each fund:

  VALLICORP COMMON STOCK - This fund invests in the common stock of the Company. The stock transactions are effected by an independent broker.

  FIXED INCOME FUND - This fund is designed to protect principal and guarantee a current interest rate in addition to guaranteeing minimum interests rates for two subsequent years. This fund assures a stabilized rate of return.

  BALANCED FUND - This fund invests primarily in common stocks, other equity type investments, long-term fixed income securities, publicly traded debt securities and short-term money market instruments.

  COMMON STOCK FUND - This fund invests primarily in common stocks and other equity type securities issued by intermediate and large sized companies.

  AGGRESSIVE STOCK FUND - This fund invests primarily in securities of medium and smaller sized companies believed to have greater growth potential than larger companies.

  MONEY MARKET FUND - This fund is a money market fund.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   DECEMBER 31
                                           ---------------------------
                                               1995           1994
Net assets available for benefits per
 the financial statements                   $7,052,492     $6,006,823

Benefit claims payable                         (36,680)       (95,501)
                                            ----------     ----------

Net assets available for benefits per
 the Form 5500                              $7,015,812     $5,911,322
                                            ==========     ==========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                              YEAR ENDED
                                           DECEMBER 31, 1995
                                           -----------------

Benefits paid per the financial
 statements                                       $1,067,575

Add:  Benefit claims payable at
 December 31, 1995                                    36,680

Less:  Benefit claims payable at
 December 31, 1994                                   (95,501)
                                                  ----------
Benefits paid to participants per the
 Form 5500                                        $1,008,754
                                                  ==========

Benefit claims payable are recorded on the Form 5500 for amounts that have been processed and approved for payment prior to year-end but were not paid as of that date.

                                  * * * * * *

                             SUPPLEMENTAL SCHEDULES

                      FOR THE YEAR ENDED DECEMBER 31, 1995

VALLICORP RETIREMENT AND SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- -------------------------------------------------------------------------------------------------------
  Identity                                Description                                     Current
  of Issuer                               of Investment                      Cost          Value
First Interstate Bank:
  ValliCorp - Common Stock*            148,701 shares of Employer
                                          Stock                            $2,342,175     $2,095,102
  Strong Government Securities
    Fund                               Pooled Separate Account                455,883        476,094
  Dreyfus New Leaders Fund             Pooled Separate Account                681,997        737,140
  Invesco Total Return Fund            Pooled Separate Account                645,884        707,695
  Pacifica Equity Value Fund           Pooled Separate Account              1,037,229      1,096,133
  FICA Short-Term Income Fund          Pooled Separate Account                767,798        767,798
  Templeton Foreign Fund               Pooled Separate Account                913,173        895,519
  Participants' Notes Receivable (41
    notes with rates ranging from
    9.75% to 10.00%)*                  Self Amortizing                        170,205        170,205
                                                                           ----------     ----------
                                                                           $7,014,344     $6,945,686
                                                                           ==========     ==========
*  Indicates party-in-interest.

VALLICORP RETIREMENT AND SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995

                                                                                                              Value on    Net Gain/
Identity                       Description of           Purchase         Sales                  Transaction  Transaction  (Loss) on
of Party                       Investment               Price            Price          Cost      Expense      Date     Transaction
Series of Transactions:
  The Equitable:
    Fixed Income Fund          Pooled Separate Account  $   -          $1,861,603    $1,861,603   $    -      $1,861,603  $      -

    Balanced Fund              Pooled Separate Account      -             996,479       996,479        -         996,479         -

    Common Stock Fund          Pooled Separate Account      -             823,089       823,089        -         823,089         -

    Aggressive Stock Fund      Pooled Separate Account      -             332,657       332,657        -         332,657         -

  First Interstate Bank:
    FICA Short-Term Income
      Fund                     Pooled Separate Account      -           2,452,560     2,452,560        -       2,452,560         -

    ValliCorp Common Stock     Employer Stock            1,203,889            -             -          -       1,203,889         -

    Strong Government
      Securities Fund          Pooled Separate Account     537,403            -             -          -         537,403         -

    Dreyfus New Leaders Fund   Pooled Separate Account     760,618            -             -          -         760,618         -

    Invesco Total Return Fund  Pooled Separate Account     729,395            -             -          -         729,395         -

    Pacifica Equity Value Fund Pooled Separate Account   1,147,608            -             -          -       1,147,608         -

    FICA Short-Term Income
      Fund                     Pooled Separate Account   3,203,645            -             -          -       3,203,645         -

    Templeton Foreign Fund     Pooled Separate Account   1,027,045            -             -          -       1,027,045         -

                                   SIGNATURES

              The Plan.  Pursuant to the requirements of the Securities Exchange
              --------
Act of 1934, the Plan Administrator has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ValliCorp Holdings, Inc., as Plan Administrator of the ValliCorp Retirement and Savings Plan



Date: July 29, 1996              By: /s/ J. Mike McGowan
                                     ------------------------------------
                                     J. MIKE McGOWAN, Chairman of the
                                        Board and Chief Executive Officer